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                                 HOLLINGER INC.
                        FURTHER CATALYST FUND LITIGATION

      Toronto, Ontario, Canada, April 11, 2005 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) confirmed today that it has been advised by counsel representing a Catalyst Fund that it will apply to the Ontario Superior Court of Justice to remove the current Board of Directors of Hollinger, or alternatively to appoint Catalyst nominees to the Board to prosecute litigation on behalf of Hollinger; to appoint a receiver to pursue remedies against The Ravelston Corporation Limited and related parties; to subject the shares of Hollinger held by Ravelston and related parties to a voting trust; and to cancel certain protections put in place for the independent Hollinger Directors. A date for the Court to deal with Catalyst's latest application has not yet been fixed. Catalyst Fund is the principal holder of Hollinger non-voting preferred shares and has publicly announced that it recently purchased a 2.5% common shareholding in Hollinger.

      The Board of Directors will respond formally in due course, but reiterated its previous position that the Board has at all times acted with the best interests of all shareholders in mind including bringing a $636 million lawsuit against Ravelston and related interests; cooperating fully with the Court appointed inspector and regulatory agencies; and passing landmark corporate governance reforms which place Hollinger at the forefront of Canadian companies in terms of transparency and accountability. Now that the proposed going private transaction has been cancelled, the Board of Directors is focused on reorganizing the management and affairs of Hollinger, rationalizing the outstanding litigation and regulatory actions affecting the Company and creating value for all of the shareholders.

      Gordon W. Walker QC, Chairman of the Board stated "In view of the actions taken by the Board, this latest litigation is redundant and nothing more than further legal and political maneuvering in a case that has already had far too much of both and with limited benefit to anyone. We are confident that the course of action the Board has taken to date, and that we are actively prosecuting, will produce the best results for the minority and all shareholders. This Company needs less litigation, not more."

Company Background

      Hollinger's principal asset is its 17% equity and 67% voting interest in Hollinger International Inc., which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com